SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

RISKMETRICS GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
767735103
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	767735103

1	NAME OF REPORTING PERSON TCV V, L.P. See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- SHARES OF COMMON STOCK

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	767735103

1	NAME OF REPORTING PERSON TCV Member Fund, L.P. See item 2 for identification of a General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- SHARES OF COMMON STOCK

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	767735103

1	NAME OF REPORTING PERSON Technology Crossover Management V, L.L.C. See item 2 for identification of the Managing Members

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- SHARES OF COMMON STOCK

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

0%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	767735103

1	NAME OF REPORTING PERSON TCV Management 2004, L.L.C See item 2 for identification of Members

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- SHARES OF COMMON STOCK

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	767735103

1	NAME OF REPORTING PERSON JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- SHARES OF COMMON STOCK

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	767735103

1	NAME OF REPORTING PERSON RICHARD H. KIMBALL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- SHARES OF COMMON STOCK

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	767735103

1	NAME OF REPORTING PERSON JOHN L. DREW

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- SHARES OF COMMON STOCK

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	767735103

1	NAME OF REPORTING PERSON JON Q. REYNOLDS JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- SHARES OF COMMON STOCK

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	767735103

1	NAME OF REPORTING PERSON WILLIAM J. G. GRIFFITH IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- SHARES OF COMMON STOCK

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.
This Amendment No. 3 to Schedule 13D is filed by and on behalf of each Reporting Person to amend and supplement the Schedule 13D filed on February 5, 2008, as amended on March 5, 2010 and April 26, 2010 (the “Original 13D”), with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of RiskMetrics Group, Inc., a Delaware corporation (“RiskMetrics” or the “Company”). The Company’s principal executive offices are located at One Chase Manhattan Plaza, 44th Floor, New York, NY 10005.
ITEM 2. IDENTITY AND BACKGROUND.
Item 2 is amended and restated in its entirety as follows:
(a)-(c), (f). This statement is being filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“Management V”), (4) TCV Management 2004, L.L.C., a Delaware limited liability company (“Management 2004”), (5) Jay C. Hoag (“Mr. Hoag”), (6) Richard H. Kimball (“Mr. Kimball”), (7) John L. Drew (“Mr. Drew”), (8) Jon Q. Reynolds Jr. (“Mr. Reynolds”), and (9) William J. G. Griffith IV (“Mr. Griffith”). Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, and Mr. Griffith are collectively referred to as the “Members”. TCV V, Member Fund, Management V, Management 2004 and the Members are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV V, Member Fund, Management V, and Management 2004 are each principally engaged in the business of investing in securities of privately and publicly held companies. Management V is the sole general partner of TCV V and a general partner of Member Fund. The address of the principal business and office of each of TCV V, Member Fund, Management V and Management 2004 is 528 Ramona Street, Palo Alto, California 94301.
Each of the Members is (i) a Class A Member of Management V, (ii) a limited partner of Member Fund, and (iii) a member of Management 2004. The Members are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each Member is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV V, Member Fund, Management V, Management 2004, or the Members has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Not applicable.
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 is amended and restated in its entirety as follows:
(a), (b).
On February 28, 2010, RiskMetrics, MSCI Inc., a Delaware corporation (“MSCI”), and Crossway Inc., a wholly owned subsidiary of MSCI and a Delaware corporation (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).
As an inducement for MSCI and Merger Subsidiary to enter into the Merger Agreement, on February 28, 2010, TCV V, Member Fund, Ethan Berman, the chief executive officer of RiskMetrics, and certain investment entities affiliated with General Atlantic LLC and Spectrum Equity Investors IV, L.P. (collectively, the “Supporting Stockholders”) entered into a Voting and Irrevocable Proxy Agreement, as amended on April 26, 2010 (the “Voting Agreement”) with MSCI pursuant to which, among other things, the Supporting Stockholders agreed to vote all of their shares of RiskMetrics Common Stock in favor of the approval and adoption of the Merger Agreement.
On May 27, 2010, RiskMetrics held a special meeting of stockholders to submit for action by its stockholders, among other things, a proposal to adopt the Merger Agreement. The stockholders of RiskMetrics approved the adoption of the Merger Agreement at the special meeting of Stockholders and, on June 1, 2010, the merger of Merger Sub with and into RiskMetrics was consummated with Risk Metrics continuing as the surviving corporation and a wholly-owned subsidiary of MSCI (the “Merger”). In accordance with the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of RiskMetrics Common Stock, including each outstanding share of RiskMetrics Common Stock owned by TCV V, Member Fund, and Management 2004, was converted into the right to receive a combination of $16.35 in cash and 0.1802 shares of common stock of MSCI (the “Merger Consideration”).
The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, as amended, which is filed as Exhibits 4 and 5 hereto, and is incorporated into this report by reference. The Voting Agreement terminated pursuant to its terms upon adoption of the Merger Agreement by the RiskMetrics stockholders.
(c) Not applicable.
(d)-(j). Other than as a result of the Merger, not applicable:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is amended and restated in its entirety as follows:
(a), (b). As of the close of business on June 1, 2010, TCV V, Member Fund, Management V, Management 2004, and the Members owned, directly and indirectly, the following number of shares of Common Stock:

		Percentage of Outstanding
Name of Investor	Number of Total Shares	Shares (*)
TCV V	-0-	0%
Member Fund	-0-	0%
Management V	-0-	0%
Management 2004	-0-	0%
Mr. Drew	-0-	0%
Mr. Kimball	-0-	0%
Mr. Hoag	-0-	0%
Mr. Reynolds	-0-	0%
Mr. Griffith	-0-	0%
(c) Please see Item 4 above. On June 1, 2010, TCV V, Member Fund, Management 2004 and Robert Trudeau (“Mr. Trudeau”) received a combination of $16.35 per share in cash and 0.1802 shares of common stock of MSCI per share for each share of RiskMetrics Common Stock listed below that was converted into the right to receive the Merger Consideration in accordance with the Merger Agreement:

Shares Converted into Merger
Name of Investor	Consideration
TCV V	6,305,370
Member Fund	119,432
Management 2004	10,000 (*)

(*)	Included 1,666 shares of fully vested restricted stock that were previously granted to Mr. Trudeau in consideration for his service as a director of the Company, but were transferred from Mr. Trudeau to Management 2004 on July 9, 2009. Prior to such transfer, Mr. Trudeau held the shares for the sole benefit of Management 2004 pursuant to the terms of an agreement between Mr. Trudeau and Management 2004. Also included 8,334 fully vested shares of restricted stock that were held directly by Mr. Trudeau. Mr. Trudeau had sole voting and dispositive power over such shares; however, Mr. Trudeau held such shares for the sole benefit of Management 2004 pursuant to the terms of an agreement between Mr. Trudeau and Management 2004. Mr. Trudeau is required pursuant to the terms of the agreement between Mr. Trudeau and Management 2004 to transfer all of the Merger Consideration received with respect to the shares of restricted stock that were held by him to Management 2004.
(d) Not applicable.
(e) The Reporting Persons ceased to be owners of more than five percent (5%) of the Common Stock of the Company on June 1, 2010.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 is amended and restated in its entirety as follows:
None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Item 7 is amended and restated in its entirety as follows:
Exhibit 1 Joint Filing Agreement (incorporated by referenced from Exhibit 1 to Schedule 13D/A relating to the Common Stock of RiskMetrics Group, Inc. filed on March 5, 2010)
Exhibit 2 Second Amended and Restated Investor Rights Agreement dated January 11, 2007 (incorporated by reference from Exhibit 10.12 to the RiskMetrics Group, Inc.’s Registration Statement on Form S-1 filed on September 19, 2007)
Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)
Exhibit 4 Voting and Irrevocable Proxy Agreement, dated February 28, 2010, by and among TCV V, Member Fund, Ethan Berman, certain other investment entities affiliated with General Atlantic LLC and Spectrum Equity Investors IV, L.P., and MSCI (incorporated by referenced from Exhibit 4 to Schedule 13D/A relating to the Common Stock of RiskMetrics Group, Inc. filed on March 5, 2010)
Exhibit 5 Amendment No. 1 to Voting and Irrevocable Proxy Agreement dated as of April 26, 2010, among TCV V, Member Fund, Ethan Berman, certain other investment entities affiliated with General Atlantic LLC and Spectrum Equity Investors IV, L.P., and MSCI (incorporated by referenced from Exhibit 5 to Schedule 13D/A relating to the Common Stock of RiskMetrics Group, Inc. filed on April 26, 2010)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 11, 2010

TCV V, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TCV MEMBER FUND, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TCV MANAGEMENT 2004, L.L.C
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JAY C. HOAG
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

RICHARD H. KIMBALL
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JOHN L. DREW
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JON Q. REYNOLDS JR.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by referenced from Exhibit 1 to Schedule 13D/A relating to the Common Stock of RiskMetrics Group, Inc. filed on March 5, 2010)
Exhibit 2 Second Amended and Restated Investor Rights Agreement dated January 11, 2007 (incorporated by reference from Exhibit 10.12 to the RiskMetrics Group, Inc.’s Registration Statement on Form S-1 filed on September 19, 2007)
Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)
Exhibit 4 Voting and Irrevocable Proxy Agreement, dated February 28, 2010, by and among TCV V, Member Fund, Ethan Berman, certain other investment entities affiliated with General Atlantic LLC and Spectrum Equity Investors IV, L.P., and MSCI (incorporated by referenced from Exhibit 4 to Schedule 13D/A relating to the Common Stock of RiskMetrics Group, Inc. filed on March 5, 2010)
Exhibit 5 Amendment No. 1 to Voting and Irrevocable Proxy Agreement dated as of April 26, 2010, among TCV V, Member Fund, Ethan Berman, certain other investment entities affiliated with General Atlantic LLC and Spectrum Equity Investors IV, L.P., and MSCI (incorporated by referenced from Exhibit 5 to Schedule 13D/A relating to the Common Stock of RiskMetrics Group, Inc. filed on April 26, 2010)